EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	Years Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012
	($ in millions)

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,347	$991	$(9,288)	$2,884	$2,880	$(5)
Interest expense(a)	375	225	237	122	94	24
(Gain)/loss on investment in equity investees in excess of distributed earnings	21	40	39	(232)	(154)	5
Amortization of capitalized interest	40	74	150	212	297	84
Loan cost amortization	16	19	26	25	28	8

Earnings	$2,799	$1,349	$(8,836)	$3,011	$3,145	$116

FIXED CHARGES:
Interest Expense	$375	$225	$237	$122	$94	$24
Capitalized interest	311	586	627	711	727	186
Loan cost amortization	16	19	26	25	28	8

Fixed Charges	$702	$830	$890	$858	$849	$218

PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$94	$33	$23	$111	$172	$43
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.62	1.64	1.59	1.63	1.65	0.20

Preferred Dividends	$152	$54	$37	$181	$284	$9

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$854	$884	$927	$1,039	$1,131	$227

RATIO OF EARNINGS TO FIXED CHARGES	4.0	1.6	(9.9)	3.5	3.7	0.5
INSUFFICIENT COVERAGE	$—	$—	$9,726	$—	$—	$102

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	3.3	1.5	(9.5)	2.9	2.8	0.5
INSUFFICIENT COVERAGE	$—	$—	$9,763	$—	$—	$111

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.

88